UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: ENVOKE® herbicide gains registration in USA

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 1, 2003	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Legal Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

ENVOKE® herbicide gains registration in USA

Basel, Switzerland, October 1, 2003

Syngenta announced today that its herbicide ENVOKE® has received registration from the U.S. Environmental Protection Agency. ENVOKE® controls a wide spectrum of broadleaf weeds and grasses in cotton, sugarcane and tomatoes.

The active ingredient in ENVOKE®, trifloxysulfuron sodium, controls these weeds at an extremely low use rate. Extensive testing indicates that applications made to cotton at the five-leaf stage and later are optimum in both conventional and herbicide-tolerant varieties.

“ENVOKE is a much-needed answer to many of the major weeds that have troubled cotton growers for years,” said Mike Mack, President of Syngenta Crop Protection, NAFTA. “Because of its broad-spectrum weed control and flexibility, ENVOKE provides outstanding performance in both herbicide-tolerant and conventional systems for weeds that are difficult to control.”

ENVOKE® was first registered for use in Argentina in 2001 and is also used in a number of other countries including Brazil and Australia.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.